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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-25027

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ____10/01/10____ AND ENDING ____9/30/11____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hartford Life Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__1500 Liberty Ridge Drive, Suite 100__
                (No. and Street)

__Wayne__	__PA__	__19087__
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__Diana Benken__   __860-843-3911__
                                                      (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Deloitte & Touche LLP__
                (Name - if individual, state last, first, middle name)

__185 Asylum Street__	__Hartford__	__CT__	__06103-3402__
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Hartford Life Distributors, LLC

(S.E.C. I.D. No. 8-25027)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED SEPTEMBER 30, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

SEC
Mail Processing
Section

****

JAN 03 2012

Washington, DC
125

HARTFORD LIFE DISTRIBUTORS, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes): Page

AFFIRMATION

I, Diana Benken, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hartford Life Distributors, LLC (the "Company"), for the year ended September 30, 2011, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, member or director has any proprietary interest in any account classified solely as that of a customer.

Diana K. Benken   11/29/11
Signature   Date

CFO
Title

Subscribed and Sworn to before me
on this 29 day of November 2011

Notary Public
My Commission expires Sept. 30 2015

Deloitte.

Deloitte & Touche LLP
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Managers and Member of
Hartford Life Distributors, LLC

We have audited the accompanying statement of financial condition of Hartford Life Distributors, LLC (the "Company") as of September 30, 2011, and the related statements of operations, cash flows, and changes in member's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hartford Life Distributors, LLC at September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

November 29, 2011

Member of
Deloitte Touche Tohmatsu

HARTFORD LIFE DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2011

ASSETS

Cash and cash equivalents	$	11,440,878
Restricted cash		37,559
Due from affiliates		344,585
Prepaid expenses		251,192
Deferred tax asset		142,328
Other assets		9,013
TOTAL ASSETS	$	12,225,555

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	1,360,137
Income taxes payable		93,130
Payable to affiliates		772,288
TOTAL LIABILITIES		2,225,555
MEMBER'S EQUITY		10,000,000
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	12,225,555

The accompanying notes are an integral part of these financial statements.

HARTFORD LIFE DISTRIBUTORS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2011

REVENUES:

Marketing service fees	$	118,570,724
Interest income		1,493
Total revenues		118,572,217

EXPENSES:

Administrative and operating expenses	71,036,044
Wholesaler incentive compensation	42,810,078
Marketing expenses	3,456,614
Regulatory fees	399,635
Other	82,912
Total expenses	117,785,283
INCOME BEFORE TAXES	786,934
INCOME TAX EXPENSE	(786,934)
NET INCOME	$ -

The accompanying notes are an integral part of these financial statements.

HARTFORD LIFE DISTRIBUTORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ -
Adjustment to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Due from affiliates	(309,145)
Income taxes receivable	20,191
Prepaid expenses	(77,195)
Other	(9,013)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(2,752,771)
Income tax payable	93,130
Payable to affiliates	(10,500,884)
Net cash used by operating activities	(13,535,687)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(13,535,687)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	24,976,565
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 11,440,878

SUPPLEMENTAL CASH FLOW DISCLOSURE:

Income tax payments (paid to parent)	$ (724,000)
Income tax refunds (received from parent)	$ 50,387

The accompanying notes are an integral part of these financial statements.

HARTFORD LIFE DISTRIBUTORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2011

	Member's Equity
Balance, October 1, 2010	$ 10,000,000
Net Income	0
Balance, September 30, 2011	$ 10,000,000

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Hartford Life Distributors, LLC ("HLD" or the "Company") is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company, a subsidiary of Hartford Life, Inc. (the "Parent") and the Hartford Financial Services Group, Inc. ("The Hartford"), a publicly traded company. The Company is a registered broker-dealer engaged primarily in the distribution of various annuity and life insurance products, shares of registered open-end investment management companies, and IRC Section 529 plans (collectively, the "Products") for affiliates of the Parent. An affiliate of the Company, Planco LLC ("Planco") provides administrative and support services. The Company is a single member, Delaware, limited liability company.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates made by management include those used to accrue for compensation-related liabilities, especially sales incentive compensation. Management believes that the estimates included in the preparation of the financial statements are reasonable and prudent.

Marketing Service Fees - Marketing service fees earned in connection with marketing, educational and administrative services provided in the distribution of the Products are recorded when the service is performed.

Administrative and Operating Expenses - Administrative, support, and other expenses incurred relate to services provided in facilitating the operations of the Company, including those provided by an affiliate.

Wholesaler Incentive Compensation - Wholesaler incentive compensation represents sales incentives earned by wholesalers employed by the Company that participate in the marketing and distribution of the Products.

Marketing Expenses – Marketing expenses relate to the sponsorship of or participation in third party firm events and are recognized as incurred.

Cash and Cash Equivalents - The Company considers all money market instruments purchased with an original maturity of three months or less to be cash equivalents. At September 30, 2011, cash and cash equivalents include $4,068,574 in a non-interest bearing cash account and investments in money market funds totaling $7,372,304.

Restricted Cash - Restricted cash represents cash held in the Company's medical flexible spending account for its employees.

Stock-Based Compensation - The Company's employees are included in The Hartford 2010 Incentive Stock Plan and The Hartford Employee Stock Purchase Plan. HLD recognizes compensation costs for share-based payments to employees based on the fair value of the award at the grant date.

Income Taxes – See Note 6

Fair Value Measurements - For financial instruments that are carried at fair value, a hierarchy is used to place the instruments into three broad levels (Level 1, 2 and 3) by prioritizing the inputs in the valuation techniques used to measure fair value.

• Level 1 – Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

• Level 2 – Observable inputs, other than unadjusted quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities.

• Level 3 – Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk).

At September 30, 2011 cash equivalents consist of an investment in a money market fund for $7,372,304, which is valued at quoted prices and is considered a Level 1 investment under the fair value hierarchy levels. There were no Level 2 or 3 investments.

All other assets and liabilities are carried at amounts that approximate their fair value because of their short term nature.

3. **STOCK COMPENSATION PLANS**

The Company's employees are included in The Hartford 2010 Incentive Stock Plan, The Hartford Employee Stock Purchase Plan and The Hartford Deferred Stock Unit Plan ("Deferred Stock Unit Plan"), which are described below.

Shares issued in satisfaction of stock-based compensation may be made available from authorized but unissued shares, shares held by The Hartford in treasury or from shares purchased in the open market. The Hartford typically issues shares from treasury to satisfy stock-based compensation obligations. The Company was allocated stock-based compensation expense of $1,405,630 for the year ended September 30, 2011. The Company's income tax benefit recognized for stock-based compensation plans was $491,971 for the year ended September 30, 2011. The Company did not capitalize any cost of stock-based compensation.

Incentive Stock Plan

In 2010, the shareholders of The Hartford approved The Hartford 2010 Incentive Stock Plan (the "2010 Stock Plan"), which supersedes and replaces The Hartford 2005 Incentive Stock Plan. The terms of the 2010 Stock Plan are substantially similar to the terms of the superseded plan. However, the 2010 Stock Plan provides for an increased maximum number of shares that may be awarded to employees of the Hartford, and also permits awards to be made to third party service providers, and permits additional forms of stock-based awards.

The 2010 Stock Plan provides for awards to be granted in the form of non-qualified or incentive stock options qualifying under Section 422 of the Internal Revenue Code, stock appreciation rights, performance shares, restricted stock or restricted stock units, or any other form of stock based award. The aggregate number of shares of stock, which may be awarded, is subject to a maximum limit of

18,000,000 shares applicable to all awards for the ten-year duration of the 2010 Stock Plan. If any award under the prior The Hartford Incentive Stock Plan (as approved by the Company's shareholders in 2000) or under the prior The Hartford 2005 Incentive Stock Plan (as approved by the Company's shareholders in 2005) that was outstanding as of March 31, 2010, is forfeited, terminated, surrendered, exchanged, expires unexercised, or is settled in cash in lieu of stock (including to effect tax withholding) or for the net issuance of a lesser number of shares than the number subject to the award, the shares of stock subject to such award (or the relevant portion thereof) shall be available for awards under the 2010 Stock Plan and such shares shall be added to the maximum limit to the extent of such forfeiture, termination, expiration, or cash or net settlement of such awards.

The fair values of awards granted under the 2010 Stock Plan are generally measured as of the grant date and expensed ratably over the awards' vesting period, generally three years. All awards provide for accelerated vesting upon a change in control of The Harford as defined in the 2010 Stock Plan.

Stock Option Awards

Under the 2010 Stock Plan, all options granted have an exercise price equal to the market price of The Hartford's common stock on the date of grant, and an option's maximum term is ten years. Certain options become exercisable over a three year period commencing one year from the date of grant, while certain other options become exercisable upon the attainment of specified market price appreciation of The Hartford's common shares. For any year, no individual employee may receive an award of options for more than 2,000,000 shares. The Company currently does not participate in the stock option award program and therefore recognized compensation expense is $0 for the year ended September 30, 2011.

Share Awards

Share awards are valued equal to the market price of The Hartford's common stock on the date of grant, less a discount for those awards that do not provide for dividends during the vesting period. The Company's share awards granted and outstanding under the 2010 Stock Plan include restricted stock units and restricted stock. Generally, restricted stock units vest after three years and restricted stock vests in three to five years. The maximum award of restricted stock units and restricted stock for any individual employee in any year is 500,000 shares or units. The Company recognized $473,426 as compensation expense for the year ended September 30, 2011 for restricted stock units and restricted stock.

Restricted Unit Awards

In 2009, The Hartford began issuing restricted units as part of The Hartford's 2005 Stock Plan. Restricted stock unit awards under the plan have historically been settled in shares, but under this award will be settled in cash and are thus referred to as "Restricted Units". The economic value recipients will ultimately realize will be identical to the value that would have been realized if the awards had been settled in shares, i.e., upon settlement, recipients will receive cash equal to The Hartford's share price multiplied by the number of restricted units awards. Because Restricted Units will be settled in cash, the awards are re-measured at the end of each reporting period until settlement. These awards vest over a three year period. The Company recognized $992,281 as compensation expense for the year ended September 30, 2011 related to these awards.

<u>Employee Stock Purchase Plan</u>

In 1996, The Hartford established The Hartford Employee Stock Purchase Plan ("ESPP"). In 2009 and prior years, under this plan, eligible employees of The Hartford may purchase common stock of The Hartford at a 15% discount from the lower of the closing market price at the beginning or end of each offering period. Effective with the offering period beginning January 2010, the discount rate changed to 5% and the discounted price is based on the market price per share on the last trading day of the offering period. Employees purchase a variable number of shares of stock through payroll deductions elected as of the beginning of the offering period. In 2011, the fair value or exercise price is calculated based on the 5% discount off of the closing stock price on the offering termination date. The Company's expense related to ESPP, for the year ended September 30, 2011, was $0 related to 2010 offering periods.

<u>Deferred Stock Unit Plan</u>

Effective July 31, 2009 , the Compensation and Personnel Committee of The Hartford's Board authorized the Deferred Stock Unit Plan and, on October 22, 2009, it was amended. The Deferred Stock Unit Plan provides for contractual rights to receive cash payments based on the value of a specified number of shares of stock. The Deferred Stock Unit Plan provides for two award types, Deferred Units and Restricted Units. Deferred Units are earned ratably over a year, based on the number of regular pay periods occurring during such year. Deferred Units are credited to the participant's account on a quarterly basis based on the market price of The Hartford's common stock on the date of grant and are fully vested at all times. Deferred Units credited to employees prior to January 1, 2010 (other than senior executive officers hired on or after October 1, 2009) are not paid until after two years from their grant date. Deferred Units credited on or after January 1, 2010 (and any credited to senior executive officers hired on or after October 1, 2009) are paid in three equal installments after the first, second and third anniversaries of their grant date. Restricted Units are intended to be incentive compensation and unlike Deferred Units, vest over time, generally three years, and are subject to forfeiture. The Deferred Stock Unit Plan is structured consistent with the limitations and restrictions on employee compensation arrangements imposed by the Emergency Economic Stabilization Act of 2008 and the TARP Standards for Compensation and Corporate Governance Interim Final Rule issued by the U.S. Department of Treasury on June 10, 2009. The Company recognized $(60,077) compensation expense for the year ended September 30, 2011.

4. **INVESTMENT AND SAVINGS PLAN**

The Company's employees are eligible to participate in The Hartford's Investment and Savings Plan under which designated contributions may be invested in common stock of The Hartford or certain other investments. These contributions are matched, up to 3% of compensation, by The Hartford. In 2011, employees whose prior year earnings were less than $110,000 received a contribution of 1.5% of base salary and employees whose prior year earnings were more than $110,000 received a contribution of 0.5% of base salary. The cost to the Company for the year ended September 30, 2011 for this plan was $752,769.

5. **RELATED PARTY TRANSACTIONS**

The Company's principal source of revenue is its marketing services agreement with its Parent. The Company acts as a wholesaler of the Products and assists in providing marketing, educational, and administrative services. In consideration of the services performed, the Company receives marketing service fees related to certain expenses incurred in providing those services. The Company receives

these fees prior to month-end based on estimated expenses and any overage or under-funding is reflected as a Payable to or Due from Affiliates on the Statement of Financial Condition. For the year ended September 30, 2011, the marketing service fees earned from affiliates of the Parent were $118,103,034. As of September 30, 2011, the Payable to affiliates for excess funding was $772,288 and is included in the Statement of Financial Condition.

The Company has an expense and cost allocation agreement with its Parent and affiliate. Certain expenses incurred on behalf of the Company are allocated in accordance with allocation methodologies noted in the agreement. These allocations evidence HLD's fair and reasonable share of the expenses. For the year ended September 30, 2011, HLD was allocated $9,505,290 in expenses under this agreement. When practical, direct expenses are allocated using specific identification methods.

The Company has an administrative services agreement with Planco pursuant to which the Company pays a monthly service fee for administrative and support services. For the year ended September 30, 2011, total expenses incurred for services provided by Planco were $52,961,409 and are included in Administrative and Operating Expenses on the Statement of Operations. These fees are settled prior to month-end based upon an estimate and the difference between the estimated and the actual expense is reflected as a Payable to or Due from Affiliates on the Statement of Financial Condition. As of September 30, 2011, the Due from Affiliate of $344,585 was related to this agreement.

Current Income taxes payable to The Hartford are $93,130. There is a deferred tax asset receivable from the Parent of $142,328 at September 30, 2011 (see Note 6).

Certain officers of the Company serve also as officers of Planco.

6. INCOME TAXES

The Company and its Parent are parties to a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, generally will be determined as though the Company were filing a separate Federal income tax return except that current credit for net losses will accrue to the Company to the extent the losses provide a benefit in the consolidated return. Under this method, the Company's deferred tax assets are considered realized by it so long as the group is able to recognize the related deferred tax asset attribute.

Income tax expense/(benefit) for the year ended September 30, 2011 is comprised of the following components:

Current income tax	$ 786,934
Deferred income tax	0
Provision for income taxes expense	$ 786,934

Based on the existing service arrangements between the Company and its Parent, the Company will generally record expenses (including federal taxes) equal to revenue resulting in net income of zero. The Company's effective tax rate was 100% in 2011. A reconciliation of the tax provision at the U.S. Federal statutory tax rate to the provision for income taxes for the year ended September 30, 2011 is as follows:

Tax provision at the U.S. Federal statutory tax rate	$275,427
Tax effect of nondeductible expenses	513,012
Other	(1,505)
Provision for income taxes expense	$786,934

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The Deferred tax asset included the following as of September 30, 2011:

Deferred Tax Assets	
Minimum tax credit	$142,328
Total Deferred Tax Assets	$142,328

In management's judgment, the net deferred tax asset will more likely than not be realized. Accordingly no valuation allowance has been recorded.

At September 30, 2011, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

The Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS") as part of the Hartford's consolidated tax return. Audits have been concluded for all years through 2006. The IRS audit of 2007-2009 commenced during 2010 and is expected to conclude by the end of 2012.

7. **INDEMNIFICATIONS**

The Parent has entered into contracts that contain routine indemnification clauses. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that may have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

8. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Uniform Net Capital Rule (the "Rule"), pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. At September 30, 2011, the Company had net capital of $9,067,877 which was $8,817,877 in excess of its required net capital of $250,000.

9. **CONTINGENT LIABILITIES**

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses. At September 30, 2011,

management believes that the ultimate liability, if any, with respect to such normal course litigation, is not material to the financial condition, results of operations or cash flows of the Company.

10. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company through the date the financial statements were available to be issued, noting that there were no subsequent events requiring recognition or disclosure in the financial statements.

* * * * * *

HARTFORD LIFE DISTRIBUTORS, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PERSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED SEPTEMBER 30, 2011

TOTAL MEMBER'S EQUITY	$ 10,000,000
Less nonallowable assets included in the statement of financial condition:	
Restricted cash	37,559
Due from Affiliates	344,585
Prepaid expenses	251,192
Deferred tax asset	142,328
Other	9,013
Net capital before haircuts on securities positions	9,215,323
Haircut on securities:	
Investments in money market funds (2% of $7,372,304)	147,446
NET CAPITAL	$ 9,067,877
TOTAL AGGREGATE DEBIT ITEMS	$ -
MINIMUM NET CAPITAL REQUIRED UNDER THE ALTERNATIVE METHOD:	
Greater of 2% of aggregate debit items or $250,000	$ 250,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 8,817,877
NET CAPITAL IN EXCESS OF:	
Greater of 5% of aggregate debit items or 120% of minimum requirement	$ 8,767,877

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of September 30, 2011.

HARTFORD LIFE DISTRIBUTORS, LLC

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
SEPTEMBER 30, 2011**

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

November 29, 2011

Hartford Life Distributors, LLC
1500 Liberty Ridge Drive
Wayne, PA 19087

In planning and performing our audit of the financial statements of Hartford Life Distributors, LLC (the "Company") as of and for the year ended September 30, 2011 (on which we issued our report dated November 29, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"); we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3, for which the Company does not have an obligation of maintaining a special account for the exclusive benefit of customers as the Company does not handle customer funds or securities. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
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INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Managers and Member of
Hartford Life Distributors, LLC
1500 Liberty Ridge Drive, Suite 100
Wayne, PA 19087

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2011, which were agreed to by Hartford Life Distributors, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2011 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

December 9, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

~~ ~~~~~ ~~~~~~

For the fiscal year ended **SEPT 30** , 20 __11__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
025027   FINRA   SEP
HARTFORD LIFE DISTRIBUTORS LLC
1500 LIBERTY RIDGE DR STE 100
CHESTERBROOK PA 19087-5566
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DIANA BENKEN 860 843-3911

2. A. General Assessment (item 2e from page 2) $ __0__

    B. Less payment made with SIPC-6 filed (exclude interest)   (__0__)

          Date Paid

    C. Less prior overpayment applied   (__150__)

    D. Assessment balance due or (overpayment)   __(150)__

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   __0__

    F. Total assessment balance and interest due (or overpayment carried forward) $ __(150)__

    G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ __0__

    H. Overpayment carried forward $(__150__)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HARTFORD LIFE DISTRIBUTORS, LLC
     (Name of Corporation, Partnership or other organization)

Neil Wallace
     (Authorized Signature)

Dated the **29** day of **NOVEMBER** , 20 __11__ .

CONSULTANT , ACCOUNTING & REPORTING
     (Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning __OCT 1__, 20 _10_ and ending __SEPT 30__, 20 _11_

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ _118,572,217_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — 0

(2) Net loss from principal transactions in securities in trading accounts. — 0

(3) Net loss from principal transactions in commodities in trading accounts. — 0

(4) Interest and dividend expense deducted in determining item 2a. — 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. — 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — 0

(7) Net loss from securities in investment accounts. — 0

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 118,570,024

(2) Revenues from commodity transactions. — 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 0

(4) Reimbursements for postage in connection with proxy solicitation. — 0

(5) Net gain from securities in investment accounts. — 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

INTEREST INCOME — 2,194

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ 0

Enter the greater of line (i) or (ii) — 0

Total deductions — 118,572,217

2d. SIPC Net Operating Revenues — $ 0

2e. General Assessment @ .0025 — $ 0

(to page 1, line 2.A.)

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